   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1995

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                          ADVANCED MICRO DEVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------

                                ONE AMD PLACE
                      SUNNYVALE, CALIFORNIA 94088-3453
       DELAWARE                (408) 732-2400                94-1692300
    (STATE OR OTHER        (ADDRESS, INCLUDING ZIP         (I.R.S. EMPLOYER
    JURISDICTION OF          CODE, AND TELEPHONE         IDENTIFICATION NUMBER)
     INCORPORATION)        NUMBER, INCLUDING AREA
                            CODE, OF REGISTRANT'S
                             PRINCIPAL EXECUTIVE
                                   OFFICES)
                                ---------------
                             THOMAS M. MCCOY, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          ADVANCED MICRO DEVICES, INC.
                                 ONE AMD PLACE
                        SUNNYVALE, CALIFORNIA 94088-3453
                                 (408) 732-2400

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

     VICTOR J. BACIGALUPI, ESQ.            CHRISTOPHER L. KAUFMAN, ESQ.
     WILLIAM T. MANIERRE, ESQ.              JEFF D. WESSELKAMPER, ESQ.
    BRONSON, BRONSON & MCKINNON                  LATHAM & WATKINS
       505 MONTGOMERY STREET                   505 MONTGOMERY STREET
  SAN FRANCISCO, CALIFORNIA 94111         SAN FRANCISCO, CALIFORNIA 94111
           (415) 986-4200                         (415) 391-0600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                                ---------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                    PROPOSED
                                                     PROPOSED       MAXIMUM
                                       AMOUNT        MAXIMUM       AGGREGATE        AMOUNT
     TITLE OF EACH CLASS OF            TO BE      OFFERING PRICE    OFFERING    OF REGISTRATION
   SECURITIES BEING REGISTERED       REGISTERED    PER SHARE(1)     PRICE(1)          FEE
- -----------------------------------------------------------------------------------------------
Shares of Common Stock, $0.01 par
 value(2).......................    6,853,443(3)      $30.75      $210,743,372      $72,671
- -----------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee. Such estimates have been calculated in accordance with Rule 457 under the Securities Act of 1933 and are based upon the average of the high and low prices per share of the Registrant's Common Stock on the New York Stock Exchange on February 8, 1995.
(2) Includes Preferred Stock Purchase Rights, which prior to the occurrence of certain events will not be exercisable or evidenced separately from the Common Stock.
(3) The maximum number of shares issuable on conversion of the 344,862 shares of the Registrant's $30.00 Convertible Exchangeable Preferred Stock outstanding on the date hereof.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS                                                    [LOGO OF ADVANCED
FEBRUARY 10, 1995                                                         MICRO
                                                                       DEVICES]
                               6,853,443 SHARES
                         ADVANCED MICRO DEVICES, INC.
                                 COMMON STOCK

  The 6,853,443 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Advanced Micro Devices, Inc. (the "Company") offered hereby are the maximum number of shares of Common Stock issuable upon conversion of the Depositary Shares (the "Depositary Shares") of the Company. Each Depositary Share represents ownership of 1/10th of a share of the $30.00 Convertible Exchangeable Preferred Stock, par value $0.10 per share (the "Preferred Stock"), of the Company and entitles the holder to all proportionate rights and preferences of the underlying Preferred Stock.

  The Company has called the Preferred Stock for redemption on March 13, 1995 (the "Redemption Date"). As a consequence, the Depositary has called the Depositary Shares for redemption on the Redemption Date at a redemption price of $50.90 per share, plus accrued and unpaid dividends thereon in the amount of $0.73 per Depositary Share to the Redemption Date, for a total redemption price of $51.63 per Depositary Share (the "Redemption Price"). No dividends will accrue on the Depositary Shares from and after the Redemption Date. Prior to 5:00 p.m. New York City time on the Redemption Date, Depositary Shares representing one or more whole shares of Preferred Stock may be converted into shares of Common Stock at the rate of 19.873 shares of Common Stock for each whole share of Preferred Stock. In the event of conversion, no payment or adjustment in respect of accrued and unpaid dividends on the Depositary Shares will be made.

  THE CONVERSION RIGHT EXPIRES AT 5:00 P.M. NEW YORK CITY TIME ON THE REDEMPTION DATE, TIME BEING OF THE ESSENCE. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEPOSITARY SHARES WILL BE ENTITLED ONLY TO THE REDEMPTION PRICE, WITHOUT INTEREST.

  The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "AMD", and, on February 9, 1995, the reported last sale price of the Common Stock on the NYSE was $31.25 per share. A holder of Depositary Shares who converted such shares on February 9, 1995 would have received Common Stock having a market value, based on the reported last sale price on the NYSE on that date, of $62.10 for each Depositary Share converted (including cash, if any, received in lieu of fractional shares). If such Depositary Shares were surrendered for redemption on the Redemption Date, such holder would receive $51.63 in cash for each Depositary Share. While no assurance can be given as to any future prices for the Common Stock, as long as the market price of the Common Stock remains at or above $25.98 per share, upon conversion of their Depositary Shares, holders will receive Common Stock and cash for fractional shares having an aggregate market price (without giving effect to commissions and other costs which would likely be incurred on sale) equal to or greater than the Redemption Price. It should be noted, however, that the price of the Common Stock received upon conversion will fluctuate in the market. No assurance is given as to the price of the Common Stock at any future time and holders should expect to incur various expenses of sale if such Common Stock is sold.

  In the event that fewer than all of the outstanding Depositary Shares are surrendered for conversion prior to 5:00 p.m. New York City time on the Redemption Date, the Company has arranged for Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Brothers Inc (collectively, the "Purchasers") to purchase directly from the Company up to such whole number of shares of Common Stock as would have been issuable upon conversion of any Depositary Shares not surrendered for conversion prior to 5:00 p.m. New York City time on the Redemption Date. See "Standby Arrangement." The proceeds from any such sale will be used by the Company to redeem the Depositary Shares which have not been surrendered for conversion by the holders thereof.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

  The Purchasers will convert into Common Stock on or prior to the Redemption Date all Depositary Shares which they own. Prior to 5:00 p.m. New York City time on the Redemption Date, the Purchasers may offer Common Stock, including shares acquired through the conversion of the Depositary Shares purchased in the open market, at prices set from time to time by the Purchasers. It is intended that each such price when set will not exceed the greater of the last sale or current asked price of Common Stock on the NYSE, plus the amount of any applicable commissions or concessions to dealers, and it is intended that an offering price set in any calendar day will not be increased more than once during such day. After the Redemption Date, the Purchasers may offer Common Stock at a price or prices to be determined, but which it is presently intended will be determined in conformity with the preceding sentence. The Purchasers may thus realize profits or losses independent of the compensation referred to under "Standby Arrangement." The Purchasers have agreed that if they purchase less than 342,672 shares of Common Stock directly from the Company pursuant to such arrangement, they will remit to the Company a portion of the profit realized on sales of such shares. Any Common Stock will be offered by the Purchasers subject to receipt and acceptance by them and subject to their right to reject orders in whole or in part.

DONALDSON LUFKIN & JENRETTE                                SALOMON BROTHERS INC
      SECURITIES CORPORATION

  IN CONNECTION WITH THIS OFFERING, THE PURCHASERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR DEPOSITARY SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  Advanced Micro Devices, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the public reference facilities in the New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all the information included in such Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission are incorporated herein by reference: (a) Annual Report on Form 10-K for the fiscal year ended December 26, 1993, filed pursuant to Section 13 of the Exchange Act, and Amendment No. 1 thereto filed May 3, 1994; (b) Quarterly Report on Form 10-Q for the fiscal period ended March 27, 1994, and Amendment No. 1 thereto filed April 8, 1994; (c) Quarterly Reports on Form 10-Q for the fiscal periods ended June 26, 1994, and September 25, 1994; (d) Current Reports on Form 8-K dated January 27, February 10, March 10, July 8, October 7 and December 30, 1994; (e) the description of the Company's Common Stock, $0.01 par value, contained in the Company's Registration Statement on Form 8-A filed September 14, 1979; (f) the description of the Company's Depositary Convertible Exchangeable Preferred Shares, each representing 1/10th share of $30.00 Convertible Exchangeable Preferred Stock, $0.10 par value, contained in the Company's Registration Statement on Form 8-A filed February 18, 1987, and Amendment No. 1 thereto filed March 25, 1987; and (g) the description of the Company's Series A Junior Participating Preferred Stock, $0.10 par value, and shareholder rights plan contained in the Company's Registration Statement on Form 8-A filed February 21, 1990.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company presently intends to file its Annual Report on Form 10-K for the fiscal year ended December 25, 1994, on or before March 6, 1995.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to:
Corporate Secretary, Advanced Micro Devices, Inc., One AMD Place, Sunnyvale, California 94088-3453 (telephone: (408) 732-2400). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                                  THE COMPANY

  Advanced Micro Devices, Inc. ("AMD" or the "Company"), a Delaware corporation, was founded in 1969, became a publicly held company in 1972 and since 1979 has been listed on the New York Stock Exchange with the trading symbol of AMD. The Company designs, develops, manufactures and markets complex monolithic integrated circuits for use by manufacturers of a broad range of electronic equipment and systems.

  The Company has sales offices worldwide, and has manufacturing or testing facilities in Sunnyvale and Santa Clara, California; Austin, Texas; Atsugi, Japan; Bangkok, Thailand; Penang, Malaysia; Singapore; and Basingstoke, England. As of December 25, 1994, the Company employed approximately 11,800 people worldwide. Its executive offices and corporate headquarters are located at One AMD Place, Sunnyvale, California 94088-3453, and its telephone number is
(408) 732-2400.

                                USE OF PROCEEDS

  The net proceeds from the sale of Common Stock to the Purchasers pursuant to the standby agreement described under "Standby Arrangement" will be used by the Company to fund the redemption of any Depositary Shares not surrendered for conversion on or prior to the Redemption Date.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at December 25, 1994, and as adjusted to give effect to the conversion of the Depositary Shares and the underlying Preferred Stock and the issuance of 6,853,443 shares of Common Stock.

                                                           DECEMBER 25, 1994
                                                         ----------------------
                                                           ACTUAL   AS ADJUSTED
                                                         ---------- -----------
                                                             (IN THOUSANDS)
Short-term borrowings and current portion of long-term
 debt................................................... $   60,354 $   60,354
Long-term debt including capital lease obligations...... $   75,752 $   75,752
Shareholders' Equity:
  Preferred Stock, $0.10 par value:
    Authorized--1,000,000 shares; issued and
     outstanding--344,862 shares of $30.00 Convertible
     Exchangeable Preferred Stock(1), actual, and none
     as adjusted........................................         34          0
  Common Stock, $0.01 par value:
    Authorized--250,000,000 shares; issued and
     outstanding--95,417,383 shares, actual(2), and
     102,270,826 shares, as adjusted....................        956      1,025
  Additional paid-in capital(3).........................    698,673    698,638
  Retained earnings.....................................  1,035,602  1,035,602
                                                         ---------- ----------
      Total shareholders' equity........................ $1,735,265 $1,735,265
                                                         ---------- ----------
Total capitalization.................................... $1,871,371 $1,871,371
                                                         ========== ==========

- --------
(1) The $30.00 Convertible Exchangeable Preferred Stock has an aggregate liquidation preference of $172,431,000 and has been called for redemption by the Company.
(2) At December 25, 1994, 16,685,094 shares of Common Stock were reserved for issuance under the Company's various stock option, benefit and stock purchase plans, of which options to purchase 11,919,000 shares of Common Stock were outstanding. In addition, 6,853,443 shares of Common Stock were reserved for issuance upon conversion of the Convertible Exchangeable Preferred Stock, and 2,500,000 shares of Common Stock were reserved for issuance under an agreement with Fujitsu Limited.
(3) As adjusted column does not reflect expenses estimated to be approximately $310,000 associated with the transaction.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock of the Company is listed on the NYSE (under the symbol "AMD"). The following table sets forth, for the periods indicated, the high and low sale prices per share of the Common Stock as reported on the NYSE Composite Transactions Tape.

      YEAR                                                          HIGH   LOW
      ----                                                         ------ ------
      1993:
        First Quarter Ended March 28.............................. 24 1/2 17 1/2
        Second Quarter Ended June 27.............................. 32 7/8 20 3/8
        Third Quarter Ended September 26.......................... 32 5/8 21 1/2
        Fourth Quarter Ended December 26.......................... 30 1/4 17
      1994:
        First Quarter Ended March 27.............................. 31 3/4 16 3/4
        Second Quarter Ended June 26.............................. 31 3/4 22 5/8
        Third Quarter Ended September 25.......................... 31     24
        Fourth Quarter Ended December 25.......................... 30 1/2 22 1/4
      1995:
        First Quarter (through February 9)........................ 32 1/4 23 1/2

  The last reported sale price of the Common Stock on the NYSE on February 9, 1995, was $31.25 per share. On February 9, 1995, there were approximately 9,368 shareholders of record of Common Stock.

  The Company has not paid cash dividends on its Common Stock and has no plans to pay cash dividends on its Common Stock in the foreseeable future. The Company is subject to a loan agreement which prohibits the payment of cash dividends on its Common Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

  Each Depositary Share represents one-tenth share of the Preferred Stock deposited under the Deposit Agreement, dated as of March 25, 1987, (the "Deposit Agreement"), among the Company, Bank of America National Trust and Savings Association (the "Bank of America"), as Depositary, and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued thereunder. The First National Bank of Boston has succeeded to the rights and obligations of the Bank of America under the Deposit Agreement and is acting as the Depositary.

                      REDEMPTION OF THE DEPOSITARY SHARES
                    AND EXPIRATION OF CONVERSION PRIVILEGES

  The Company has called all of the outstanding Preferred Stock for redemption on the Redemption Date pursuant to the terms of the Company's Certificate of Designations for the Preferred Stock. As a result of the call for redemption, holders of Depositary Shares are entitled to receive from the Company upon redemption the sum of $50.90 per Depositary Share, plus accrued and unpaid dividends of $0.73 per Depositary Share to the Redemption Date, for a total redemption price of $51.63 per Depositary Share. After the Redemption Date, the Depositary Shares and Preferred Stock will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the Redemption Price, without interest, upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

  Holders of Depositary Shares have as an alternative to redemption, in addition to the right to sell their Depositary Shares through usual brokerage facilities, the right to convert their Depositary Shares into Common Stock.

  Prior to 5:00 p.m. New York City time on the Redemption Date, Depositary Shares representing one or more whole shares of Preferred Stock may be converted at the option of the holder into shares of the Company's Common Stock, on the basis of 19.873 shares of Common Stock for each whole share of Preferred Stock. To convert any Depositary Shares, the holder thereof must surrender Depositary Receipts with written instructions, which may be in the form of the Letter of Transmittal provided to all holders of Depositary Shares, to the Depositary to convert the Depositary Shares into shares of Common Stock.

  THE RIGHT TO CONVERT DEPOSITARY SHARES INTO COMMON STOCK WILL TERMINATE AT 5:00 P.M. NEW YORK CITY TIME ON THE REDEMPTION DATE, TIME BEING OF THE ESSENCE. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEPOSITARY SHARES WILL BE ENTITLED ONLY TO THE REDEMPTION PRICE, WITHOUT INTEREST.

  In the event of conversion, no payment or adjustment in respect of accrued and unpaid dividends on the Depositary Shares will be made.

  Depositary Shares representing less than one whole share of Preferred Stock (after aggregating the number of Depositary Shares surrendered by a holder for conversion) may not be converted into Shares of the Company's Common Stock, even when accompanied by other Depositary Shares representing one or more whole shares of Preferred Stock. Depositary Shares representing less than one whole share of Preferred Stock may either be surrendered for redemption or sold through usual brokerage facilities.

  No fractional shares of Common Stock will be issued upon conversion. Instead, a cash payment for each fractional share will be made by the Company on the basis of the last reported sale price of the Common Stock, regular way, on the NYSE on the day of conversion.

  The last reported sale price of the Common Stock on the NYSE on February 9, 1995, was $31.25 per share. See "Price Range of Common Stock and Dividend Policy" for additional market price information.

  A holder of Depositary Shares who converted such Depositary Shares on February 9, 1995, would have received Common Stock having a market value, based on the reported last sale price on the NYSE on that date, of $62.10 for each Depositary Share converted (including cash, if any, received in lieu of fractional shares). If such Depositary Shares were surrendered for redemption on the Redemption Date, such holder would have received $51.63 in cash for each Depositary Share.

  AS LONG AS THE MARKET PRICE OF THE COMPANY'S COMMON STOCK REMAINS AT OR ABOVE $25.98 PER SHARE, THE HOLDERS OF DEPOSITARY SHARES WHO ELECT TO CONVERT WILL RECEIVE, UPON CONVERSION, COMMON STOCK (INCLUDING CASH, IF ANY, RECEIVED IN LIEU OF FRACTIONAL SHARES) HAVING A GREATER MARKET VALUE THAN THE AMOUNT OF CASH RECEIVABLE UPON REDEMPTION. IT SHOULD BE NOTED, HOWEVER, THAT THE PRICE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET. NO ASSURANCE IS GIVEN AS TO THE PRICE OF THE COMMON STOCK AT ANY FUTURE TIME, AND THE HOLDERS SHOULD EXPECT TO INCUR VARIOUS EXPENSES OF SALE IF SUCH COMMON STOCK IS SOLD.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain federal income tax consequences of the conversion, redemption or sale of the Depositary Shares. It is a summary only and is not intended as a substitute for careful tax planning.

  The discussion set forth below is included for general information only. It does not deal with all aspects of income taxation that may be relevant to particular holders of Depositary Shares and does not address the state, local or foreign tax consequences. The discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and, to the extent applicable, proposed treasury regulations thereunder and current administrative rulings and court decisions. It does not take into account the impact of any pending tax proposals. The discussion below is not binding upon the Internal Revenue Service, and no rulings of the Internal Revenue Service will be sought or obtained. There is no assurance that the Internal Revenue Service will agree with the conclusions described below. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. Holders of Depositary Shares should consult their tax advisors with respect to the specific tax consequences of the conversion, redemption or sale of the Depositary Shares to them, including the application and effect of state, local and foreign tax laws.

  Holders of the Depositary Shares will be treated for federal income tax purposes as if they were holders of the shares of Preferred Stock represented by the Depositary Shares.

CONVERSION

  Generally, no gain or loss will be recognized for federal income tax purposes on conversion of Depositary Shares into shares of Common Stock, except to the extent cash is received in lieu of fractional shares of Common Stock. Gain or loss resulting from the receipt of cash in lieu of fractional shares of Common Stock will equal the difference between the proceeds received with respect to such fractional shares and the converting holder's tax basis in the Depositary Shares allocated to such fractional shares. The tax basis for Common Stock received on conversion will be equal to the tax basis of the Depositary Shares converted (less the tax basis, if any, allocated to fractional shares) and, provided that such Depositary Shares were held as a capital asset, the holding period of the shares of Common Stock will include the holding period of the converted Depositary Shares.

REDEMPTION OR SALE

  A sale of the Depositary Shares by the holder thereof or a redemption for cash will be a taxable event to the holder.

  A redemption for cash will be treated under Section 302 of the Code as a distribution that is taxable as a dividend to the extent of the Company's current or accumulated earnings and profits unless the redemption (a) results in a "complete termination" of the holder's stock interest, including Common Stock, in the Company under Section 302(b)(3) of the Code; (b) is "substantially disproportionate" with respect to the holder under Section 302(b)(2) of the Code; or (c) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code. In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned, must generally be considered. Because the analysis under Section 302(b) of the Code will vary among holders, and will depend on the facts and circumstances at the time that the determination must be made, each redeeming holder must consult his or her tax advisor to determine the appropriate tax treatment of such holder's redemption of Depositary Shares under Section 302(b) of the Code.

  The sale of Depositary Shares or the redemption of Depositary Shares for cash in which the redemption is not treated as a dividend would result in taxable gain or loss equal to the difference between the amount of cash received (except for the portion of cash received which is attributable to declared dividends not previously included in income, which will be taxable as dividend income to the extent of current or accumulated earnings and profits, if any) and the holder's tax basis in the Depositary Shares sold or redeemed. Such gain or loss (to the extent not treated as a dividend) would be capital gain or loss if the Depositary Shares were held as a capital asset, and would be long-term capital gain or loss if the Depositary Shares were held for more than one year.

BACKUP WITHHOLDING

  Under Section 3406 of the Code and applicable Treasury regulations, a holder of Depositary Shares or Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the gross proceeds of a sale, exchange, conversion or redemption of the Depositary Shares or Common Stock unless (a) such holder comes within certain exempt categories under the applicable law and regulations and, when required, demonstrates this fact; or
(b) provides a taxpayer identification number (employer identification number or social security number) and certifies that such number is correct, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's federal income tax liability.

  The Company will report to the holders of Depositary Shares or Common Stock, and to the Internal Revenue Service, the amount of any "reportable payments" and any amount withheld with respect to the Depositary Shares and Common Stock during each calendar year.

                          DESCRIPTION OF CAPITAL STOCK

  The Company has authority to issue 250 million shares of Common Stock, par value $0.01 per share, and one million shares of serial preferred stock, par value $0.10 per share. As of February 9, 1995, there were 95,815,601 shares of Common Stock outstanding. The 344,862 shares of the Preferred Stock held by the Depositary and represented by the Depositary Shares are the only shares of preferred stock currently outstanding. The Company has also authorized the issuance of up to 150,000 shares of Series A Junior Participating Preferred Stock in connection with the Rights Plan, described under "Rights Agreement," below. The Board of Directors of the Company has authority (without action by stockholders) to issue the authorized and unissued shares of serial preferred stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preference as to dividends and in liquidation, conversion, redemption and other rights of each such series.

  The following is a brief summary of the voting, dividend, liquidation and certain other rights of the holders of the Common Stock as set forth in the Company's by-laws and Certificate of Incorporation. No shares of preferred stock will be outstanding after the Redemption Date, although the Series A Junior Participating Preferred Stock will continue to be authorized for issuance under the Rights Plan.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire Board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

  The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon liquidation or dissolution of the Company, subject to prior liquidation rights of the holders of preferred stock, the holders of Common Stock are entitled to receive on a pro rata basis the remaining assets of the Company available for distribution.

  The terms of the Company's current credit agreement prohibit the Company from paying cash dividends on its Common Stock, limit long-term debt and short-term borrowings, and require that working capital, tangible net worth, and the ratio of earnings to cash interest expense be maintained at certain designated levels.

  The outstanding shares of Common Stock are not and, when issued, the shares being offered by this Prospectus will not be, redeemable. Such shares have no pre-emptive or conversion rights or sinking fund provisions. All outstanding shares of Common Stock are, and all shares being offered by this Prospectus will be, fully paid and not liable to further calls or assessment by the Company. One preferred share purchase right under the Company's Rights Plan, described below, will also be issued with each share of Common Stock offered hereby. See "Rights Agreement."

RIGHTS AGREEMENT

  In February 1990, the Company adopted a shareholder rights plan (the "Rights Plan"). The plan is intended to enhance long term shareholder value and to protect shareholders from unfair or coercive takeover practices. In accordance with this plan, the Company paid a dividend of one preferred stock purchase right on each outstanding share of Common Stock pursuant to a Rights Agreement (the "Rights Agreement"). Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $0.10 par value, for a price of $65.00, subject to adjustment. Although the rights are not intended to prevent a takeover of the Company at a full and fair price, they may have certain anti-takeover effects. They may deter an attempt to acquire the Company in a manner which seeks to deprive the Company's shareholders of the full and fair value of their investment and may deter attempts by significant shareholders to take advantage of the Company and it shareholders through certain self-dealing transactions. The rights may cause substantial dilution to a person or group that acquires or attempts to acquire the Company unless the rights are redeemed by the Board of Directors. Accordingly, the rights should encourage any potential acquiror to seek to negotiate with the Board of Directors. Unless the approval is first obtained from the Board of Directors of the Company, the rights may deter transactions, including tender offers, which the majority of shareholders may believe are beneficial to them. The rights are redeemable by the Company and expire on December 31, 2000. Under the Rights Agreement, one preferred stock purchase right will also be issued with each share of Common Stock offered hereby.

  A proposal regarding the Rights Plan, offered by a stockholder of the Company, was approved by the stockholders of the Company at its Annual Meeting of Stockholders held on April 27, 1994. The Board of Directors of the Company had recommended that stockholders vote against the proposal. The proposal requested the Board of Directors of the Company to redeem the preferred stock purchase rights unless their issuance is approved by a binding vote of the stockholders. No decision regarding the matter has been announced by the Company. The stockholder which offered the proposal in 1994 has notified the Company that it intends to offer the same proposal for consideration and approval by the stockholders of the Company at its Annual Meeting of stockholders to be held on May 9, 1995.

                              STANDBY ARRANGEMENT

  In the event that fewer than all of the outstanding Depositary Shares are surrendered for conversion prior to 5:00 p.m. New York City time on the Redemption Date, the Company has arranged, subject to certain conditions, for Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Brothers Inc (collectively, the "Purchasers") to purchase directly from the Company up to such whole number of shares of Common Stock as would have been issuable upon conversion of any Depositary Shares that have not been surrendered for conversion at such time at a price of $25.98 per share in accordance with the terms of a Standby Agreement (the "Standby Agreement"). The Company would use the net proceeds from any such purchase to pay the Redemption Price of the Depositary Shares not surrendered for conversion.

  The Purchasers propose to offer any shares of the Common Stock they acquire in part directly to retail purchasers as set forth on the cover page of this Prospectus and in part to certain securities dealers at prices that may represent concessions from the prices at which such shares are then being offered to the public. The Purchasers may allow, and such dealers may reallow, a concession to certain brokers and dealers. The amount of such concessions and reallowances will be determined from time to time by the Purchasers. In effecting such transactions, the Purchasers may realize profits and losses independent of the compensation referred to below. The Purchasers will remit to the Company 50% of the profit (determined in accordance with the terms of the Standby Agreement) made by the Purchasers from the sale of shares of Common Stock purchased by the Purchasers directly from the Company; provided, however, that the Purchasers shall not remit any portion of such profit if they shall have purchased at least 342,672 shares of Common Stock directly from the Company. The Purchasers may assist in the solicitation of conversion of the Depositary Shares, but will receive no additional compensation therefor. The Company has agreed to indemnify the Purchasers against certain liabilities, including liabilities under the Securities Act of 1933.

  Pursuant to the terms of the Standby Agreement and in consideration of the Purchasers' obligations thereunder, the Company has agreed to pay the Purchasers the sum of (i) an amount equal to $2,671,301 plus (ii) an additional amount equal to $1.50 for each share of Common Stock acquired by the Purchasers directly from the Company.

  If the Purchasers purchase any shares of Common Stock directly from the Company under the terms of the Standby Agreement, the Company has agreed that, without the prior written consent of the Purchasers, the Company will not offer, sell, contract to sell or otherwise dispose of any additional shares of its Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, for a period commencing on the date of this Prospectus and ending 180 days after the Redemption Date, other than (a) the issuance of Common Stock pursuant to the Standby Agreement, (b) any shares of Common Stock sold upon the exercise of an option or warrant or the conversion or exchange of a security outstanding on the date hereof and (c) any shares of Common Stock sold pursuant to existing employee benefit plans of the Company. If the Purchasers purchase fewer than 350,000 shares of Common Stock directly from the

Company pursuant to the Standby Agreement, such restrictions with respect to the Company shall terminate. The obligations of the Purchasers under the Standby Agreement are subject to the condition that each director and executive officer of the Company shall have agreed not to sell any equity securities of the Company for a period of 90 days following March 14, 1995, if the Purchasers shall have purchased at least 350,000 shares of Common Stock directly from the Company pursuant to the Standby Agreement.

  The Purchasers have provided and may continue to provide services to the Company in connection with various investment banking matters.

  In the Standby Agreement, the Company and the Purchasers have agreed to indemnify each other against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of the Company's Common Stock offered hereby will be passed on for the Company by Bronson, Bronson & McKinnon, San Francisco, California, and for the Purchasers by Latham & Watkins, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements and related schedules of Advanced Micro Devices, Inc. incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 26, 1993, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFER-ENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESEN-TATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDIC-TION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                                  PROSPECTUS

Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
The Company...............................................................   3
Use of Proceeds...........................................................   4
Capitalization............................................................   4
Price Range of Common Stock and
 Dividend Policy..........................................................   4
Description of Depositary Shares..........................................   5
Redemption of the Depositary Shares and Expiration of Conversion
 Privileges...............................................................   5
Certain Federal Income Tax Considerations.................................   6
Description of Capital Stock..............................................   7
Standby Arrangement.......................................................   9
Legal Matters.............................................................  10
Experts...................................................................  10

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                       [LOGO OF ADVANCED MICRO DEVICES]

                         ADVANCED MICRO DEVICES, INC.

                               6,853,443 SHARES

                                 COMMON STOCK
                               (PAR VALUE $0.01)

                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             SALOMON BROTHERS INC

                               FEBRUARY 10, 1995

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       Securities and Exchange Commission Registration Fee............ $ 72,671
      *New York Stock Exchange Filing Fee.............................   24,000
      *Printing Expenses..............................................   30,000
      *Fees of Depositary and Transfer Agent..........................    3,000
      *Legal Fees.....................................................  130,000
      *Accountants' Fees..............................................   35,000
      *Miscellaneous..................................................   15,000
                                                                       --------
        *TOTAL........................................................ $309,671
                                                                       ========

- --------
  *Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Delaware Corporation Law provides for the indemnification of directors and officers under certain conditions. The By-Laws of the Company permit indemnification to the maximum extent permitted by Delaware law. In addition, the Company is bound by agreements with certain of its directors and officers which obligate the Company to indemnify such persons in various circumstances. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Company has in effect a directors and officers liability insurance policy indemnifying the directors and officers of the Company and the directors and officers of the Company's subsidiaries within a specific limit for certain liabilities incurred by them, including liabilities under the Act. The Company pays the entire premium of this policy.

  The Company's Certificate of Incorporation contains a provision which eliminates the personal liability of directors of the Company for monetary damages for certain breaches of fiduciary duty, as permitted by Section 102(b)(7) of the General Corporation Law of Delaware.

  Pursuant to the Standby Agreement between the Company and the Purchasers included as Exhibit 1 to this Registration Statement, the officers and directors of the Company are indemnified by the Purchasers against certain civil liabilities under the Act.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER
 -------
  1      Standby Agreement.
  4.1    Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the
         Company's Annual Report on Form 10-K for the fiscal period ended
         December 27, 1987, is hereby incorporated herein by reference.
  4.2    Certificate of Powers, Designations, Preferences and Rights of the
         $30.00 Convertible Exchangeable Preferred Shares, filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal period ended March 27, 1987, is hereby incorporated herein by reference.
  4.3    Deposit Agreement with respect to the $30.00 Convertible Exchangeable
         Preferred Shares, filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1987, is hereby incorporated herein by reference.
  4.4    Certificate of Designation, Preferences and Rights of Series A Junior
         Participating Preferred Stock, filed as Exhibit 3.3 to the Company's
         Annual Report on Form 10-K for the fiscal period ended December 31,
         1989, is hereby incorporated herein by reference.
  4.5    By-Laws.
  4.6    Rights Agreement, dated as of February 7, 1990, between the Company and Bank of America N.T. & S.A., filed as Exhibit 1 to the Company's
         Registration Statement on Form 8-A filed on February 21, 1990, is hereby incorporated herein by reference.
  4.7    Rights Certificate relating to the Company's shareholder rights plan
         (attached as Exhibit B to Exhibit 4.6).
  5      Opinion of Bronson, Bronson & McKinnon.
 23.1    Consent of Bronson, Bronson & McKinnon (included in its opinion filed as Exhibit 5 hereto).
 23.2    Consent of Ernst & Young LLP, independent auditors.
 24      Powers of Attorney (see signature page).
 99.1    Letter of Transmittal.
 99.2    Notice of Redemption.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the provisions referred to above at Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SUNNYVALE AND THE STATE OF CALIFORNIA, ON THIS 9TH DAY OF FEBRUARY, 1995.

                                          ADVANCED MICRO DEVICES, INC.


                                          By  /s/ Marvin D. Burkett
                                            ----------------------------------
                                                     Marvin D. Burkett
                                                   Senior Vice President
                                               Chief Administrative Officer
                                                Chief Financial Officer and
                                                         Treasurer

                               POWER OF ATTORNEY

  Know All Men By These Presents, that each person whose signature appears below constitutes and appoints W.J. Sanders III and Marvin D. Burkett, and each of them, his true and lawful attorneys-in-fact, and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do so or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
       /s/ W. J. Sanders III          Chairman of the Board and      February 9, 1995
- ------------------------------------   Chief Executive Officer
        (W. J. Sanders III)            (Principal Executive
                                       Officer)


      /s/ Anthony B. Holbrook         Vice Chairman of the Board     February 9, 1995
- ------------------------------------
       (Anthony B. Holbrook)

        /s/ Richard Previte           Director, President and        February 9, 1995
- ------------------------------------   Chief Operating Officer
         (Richard Previte)

         /s/ Friedrich Baur           Director                       February 9, 1995
- ------------------------------------
          (Friedrich Baur)

       /s/ Charles M. Blalack         Director                       February 9, 1995
- ------------------------------------
        (Charles M. Blalack)

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
         /s/ R. Gene Brown           Director                       February 9, 1995
- ------------------------------------
          (R. Gene Brown)

          /s/ Joe L. Roby            Director                       February 9, 1995
- ------------------------------------
           (Joe L. Roby)

       /s/ Leonard Silverman         Director                       February 9, 1995
- ------------------------------------
        (Leonard Silverman)

       /s/ Marvin D. Burkett         Senior Vice President, Chief   February 9, 1995
- ------------------------------------ Administrative Officer,
        (Marvin D. Burkett)          Chief Financial Officer and
                                     Treasurer (Principal
                                     Financial Officer and
                                     Principal Accounting
                                     Officer)



                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                          EXHIBIT                               PAGE
 -------                         -------                           ------------
   1     Standby Agreement.
  4.1    Certificate of Incorporation, as amended, filed as
         Exhibit 3.1 to the Company's Annual Report on Form 10-K
         for the fiscal period ended December 27, 1987, is
         hereby incorporated herein by reference.
  4.2    Certificate of Powers, Designations, Preferences and
         Rights of the $30.00 Convertible Exchangeable Preferred
         Shares, filed as Exhibit 3.2 to the Company's Annual
         Report on Form 10-K for the fiscal period ended March
         27, 1987, is hereby incorporated herein by reference.
  4.3    Deposit Agreement with respect to the $30.00
         Convertible Exchangeable Preferred Shares, filed as
         Exhibit 4.3 to the Company's Annual Report on Form 10-K
         for the fiscal year ended March 28, 1987, is hereby
         incorporated herein by reference.
  4.4    Certificate of Designations for Series A Junior
         Participating Preferred Stock, filed as Exhibit 3.3 to
         the Company's Annual Report on Form 10-K for the fiscal
         period ended December 31, 1989, is hereby incorporated
         herein by reference.
  4.5    By-Laws.
  4.6    Rights Agreement, dated as of February 7, 1990, between
         the Company and Bank of America N.T. & S.A., filed as
         Exhibit 1 to the Company's Registration Statement on
         Form 8-A filed on February 21, 1990, is hereby
         incorporated herein by reference.
  4.7    Rights Certificate relating to the Company's
         shareholder rights plan (attached as Exhibit B to
         Exhibit 4.6).
   5     Opinion of Bronson, Bronson & McKinnon.
  23.1   Consent of Bronson, Bronson & McKinnon (included in its
         opinion filed as Exhibit 5 hereto).
  23.2   Consent of Ernst & Young LLP, independent auditors.
  24     Powers of Attorney (see signature page).
  99.1   Letter of Transmittal.
  99.2   Notice of Redemption.